                                                                    EXHIBIT 99.2



The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


                                [PETROCHINA LOGO]

                           PETROCHINA COMPANY LIMITED
            (A Joint Stock Company Limited by Shares Incorporated in
                        the People's Republic of China)


           RENEWAL OF EXISTING WAIVER AND APPLICATION FOR A NEW WAIVER
                       FOR ONGOING CONNECTED TRANSACTIONS

The Existing Waiver granted by the Stock Exchange on 7th April 2000 from strict compliance with the relevant requirements of the Listing Rules in respect of the Ongoing Connected Transactions between CNPC Group and the Company as disclosed in the Circular will expire on 31st December 2002. The Directors have applied to the Stock Exchange for the New Waiver, which will include additional Ongoing Connected Transactions as described in the paragraph headed "Supplemental Buildings Leasing Agreement" of this announcement.

As CNPC directly owns an aggregate of approximately 90% of the issued share capital of the Company, transactions between the Company and the Group and the CNPC Group constitute connected transactions for the Company and the Group under the Listing Rules and are subject to approval from the Independent Shareholders. Furthermore, as the Ongoing Connected Transactions will continue on a regular basis, the Company has applied to the Stock Exchange for a waiver for three financial years ending 31st December 2005 from strict compliance with the relevant disclosure and approval requirements in respect of the Ongoing Connected Transactions under the Listing Rules.

A Circular containing particulars of the Ongoing Connected Transactions, a letter from the Independent Board Committee, an opinion of ICEA Capital Limited, the independent financial adviser, together with a notice to convene the EGM to approve, among other things, the Ongoing Connected Transactions will be issued to the Shareholders as soon as practicable.


1.   BACKGROUND

     We refer to the Prospectus setting out particulars of the restructuring and the IPO of the Company through the year 1999 to 2000. Following the restructuring and the IPO, the Company became a subsidiary of CNPC. As CNPC directly owns an aggregate of approximately 90% of the issued share capital of the Company, transactions between CNPC and the Company constitute connected transactions for the Company.

     On 22nd March 2000, the Company made an application for a waiver to the Stock Exchange from strict compliance with the relevant requirements of the Listing Rules in respect of the Ongoing Connected Transactions between CNPC and the Company. Subsequently, the Stock Exchange, on 7th April 2000, granted the Existing Waiver to the Company subject to, inter alia, the conditions set out in the Prospectus. The Existing Waiver will expire on 31st December 2002 and the Company has applied to the Stock Exchange for the New Waiver, which will cover additional Ongoing Connected Transactions as described in the paragraph headed "Supplemental Buildings Leasing Agreement" of this announcement.

     The Company is currently proposing to reduce the annual limits of certain categories of Ongoing Connected Transactions in its New Waiver as compared with the annual limits in the Existing Waiver, further details of which are set out in paragraphs headed "Application for New Waiver" of this Announcement.


2.   ONGOING CONNECTED TRANSACTIONS

     The following connected transaction agreements were entered into between the Company and CNPC at the time of the Company's IPO. In addition, in September 2002, a Supplemental Buildings Leasing Agreement was entered into between the Company and CNPC, which constitutes new connected transactions between CNPC and the Company for which a waiver from strict compliance with the Listing Rules is now being sought. The Directors expect that, the Company and the Group will continuously enter into transactions with CNPC and CNPC Group as stated in these agreements, which will constitute Ongoing Connected Transactions:

     - Comprehensive Products and Service Agreement, and from time to time and as necessary, various Products and Service Implementation Agreements;

     -    Land Use Rights Leasing Contract;

     -    Buildings Leasing Contract;

     - Intellectual property licensing contracts being the Trademark Licensing Contract, the Patent and Know-how Licensing Contract and the Computer Software Licensing Contract;

     -    Contract for the Transfer of Rights under Production Sharing
          Contracts;

     -    Guarantee of Debts Contract; and

     -    Contract for the Supervision of Certain Sales Enterprises.


     Comprehensive Products and Services Agreement

     The Company and CNPC entered into the Comprehensive Products and Service Agreement on 10th March 2000 for the provision (1) by the Group to the CNPC Group and (2) by the CNPC Group to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its subsidiary companies and affiliates.

     (A)  Products and Services to be provided by the Group to the CNPC Group

          Under the Comprehensive Products and Service Agreement, products and services to be provided by the Group to the CNPC Group include those relating to refined oil products, chemical products, natural gas, crude oil, supply of water, electricity, gas, heating, quantifying and measuring, quality inspection and other products and services as may be requested by the CNPC Group for its own consumption, use or sale from time to time.

     (B)  Products and Services to be provided by the CNPC Group to the Group

          The products and services to be provided by the CNPC Group to the Group are expected to be more numerous, both in terms of quantity and variety, than those to be provided by the Group to the CNPC Group. They have been grouped together and categorized according to the following types of products and services:

          -    Construction and technical services;

          -    Production services;

          -    Supply of materials services;

          -    Social services;

          -    Ancillary services; and

          -    Financial services.

     (C)  General Principles, Price and Terms

          The Comprehensive Products and Services Agreement requires, in general terms that, (1) the quality of products and services to be provided should be satisfactory to the recipient; (2) the price at which such products and services are to be provided must be fair and reasonable; and (3) the terms and conditions on which such products and services are to be provided should be no less favorable than those offered by independent third parties.

     (D)  Price Determination

          The Comprehensive Products and Services Agreement details specific pricing principles for the products and services to be provided pursuant to the Comprehensive Products and Service Agreement. If, for any reason, the specific pricing principle for a particular product or service ceases to be applicable, whether due to a change in circumstances or otherwise, such product or service must then be provided in accordance with the following general pricing principles:

          (a) state-prescribed prices (at present, this applies to products and services such as refined oil products, natural gas, oil refinery construction, engineering and design, project monitoring and management);

          (b) where there is no state-prescribed price, then according to relevant market prices, whichever of the following market prices are applicable:

               (i) the local market price and the market price of nearby areas, at which the same type of products or services are provided by independent third parties in the ordinary course of business; or

               (ii) the national market price, at which the same type of
                    products or services are provided by independent third parties in the ordinary course of business;

               (at present, this applies to products and services such as asset leasing, repair of machinery, transportation, purchase of material, and regional facilities); or

          (c)  where neither (a) nor (b) is applicable, then according to:

               (i) the actual cost incurred (at present, this applies to products and services such as library information and filing, maintenance of roads, retirement administration and re-employment training); or

               (ii) the agreed contractual price, being the actual cost for the provision of such product or service plus an additional margin of not more than:

                    (xx) 15 per cent. (which includes finance costs, general and administrative expenses and a profit margin) for certain construction and technical services (at present, this applies to products and services such as geological surveying, drilling, well cementing, logging, mud logging, well testing and oilfield construction) provided that, such agreed contractual price shall not be higher than the prices available for the provision of such products and services in the international market; and

                    (yy) 3 per cent. for all other types of products and
                         services priced in accordance with the agreed contractual price (at present, this applies to products and services such as downhole operations, technology research, equipment repairing and supporting, equipment antiseptic testing, communications, fire fighting, quality inspection, storage of materials, delivery of materials and training centers).

                    The definitions of cost price and agreed contractual price include a provision that the aggregate value, in each future financial year, of all products and services which are required to be priced at cost or at agreed contractual prices to be provided under the Comprehensive Products and Service Agreement, shall not exceed the aggregate value, calculated on a pro-forma adjusted basis as if the Comprehensive Products and Services Agreement had been in effect during the year ended 31st December 1998, of all products and services which were required to be priced at cost or at agreed contractual prices during the year ended 31st December 1998, being RMB36.9 billion (the "1998 Amount"), subject to any necessary adjustment for inflation or deflation, as appropriate, for the relevant year.

                    However, if in any future financial year, the Company, due to any events or factors beyond the control of the Company (e.g. natural disasters) or the development of new projects, is required to purchase additional products and services required to be priced at cost or at agreed contractual prices exceeds the 1998 Amount (as adjusted for inflation or deflation as appropriate), then that decision to purchase such additional products or services should be authorized by the Board of Directors (with affirmative votes form the independent non-executive directors) and the management of the Company on the basis of any revised business plan and comprehensive financial analysis, to ensure that such purchases will allow for a reasonable return to the Company's shareholders.

     (E)  Coordination of annual demand of products and services

          Two months prior to the end of each financial year, both parties are required to prepare and submit to each other an annual plan detailing the estimated demand for products and services to be rendered in accordance with the Comprehensive Products and Services Agreement for the forthcoming financial year.

     (F)  Rights and Obligations

          Both the Group and the CNPC Group retain the right to choose to receive products and services, as contemplated under the Comprehensive Products and Services Agreement, from independent third parties where the terms and conditions as to price or quality of products or services offered by such third parties may be superior to those offered by either of the Group or the CNPC Group, as appropriate.

          In addition, the provision of products and services by either party is on a non-exclusive basis and each party may provide products and services to other third parties, subject always to the obligation that each party must be able to provide those products and services which may be required to be provided in accordance with the Comprehensive Products and Services Agreements and the annual plan then in force.

     (G)  Term and Termination

          The term of the Comprehensive Products and Services Agreement is 10 years starting from the date when the Company's business license was issued.

          During the 10-year term of the Comprehensive Products and Services Agreement, termination of the product and service implementation agreements described below may be effected from time to time by the parties to the product and service implementation agreements providing at least 6 months' written notice of termination in relation to any one or more categories of products or services. Further, in respect of any products or services already contracted to be provided, termination may not take place until after such products and services have been provided.

          In the event that CNPC proposes to terminate the provision of any products or services, and the Company is unable to find an alternative product or service provider (which fact shall be communicated by the Company to CNPC from time to time), then unless permitted by the Company, CNPC must continue to provide such products or services in accordance with the terms of the Comprehensive Products and Services Agreement.~The following table sets forth the historical revenues and expenditures in relation to the provision of the products and services which are the subject matters of the Comprehensive Products and Services Agreement between the Company and CNPC for the financial year ended 31st December 2000 and 31st December 2001 as well as the period between 1st January 2002 to 30th June 2002:

                                                           AS AT 31ST DECEMBER                     AS AT 30TH JUNE
                                            -------------------------------------------------   ---------------------
                                                      2000                      2001                     2002
                                            ------------------------   ----------------------   ---------------------
                                               RMB            HK$         RMB          HK$         RMB         HK$
                                                               (in millions except percentages)

REVENUES(1)                                 23,421.69      22,095.93   18,628.22    17,573.79    3,259.36    3,074.86

Percentage of total revenues                     9.68%          9.68%       7.80%        7.80%       3.02%       3.02%
                                            ---------      ---------   ---------    ---------   ---------   ---------

EXPENDITURES(2)

Construction and technical services         36,459.84      34,396.08   35,162.81    33,172.46   14,264.91   13,457.46

Production services                         15,007.30      14,157.83   15,581.41    14,699.44    7,149.79    6,745.08

Commission Expense and other charges(3)      1,086.95       1,025.43      976.95       921.65      319.04      300.98

Social and ancillary services                 3,496.5       3,298.63    3,347.38     3,157.91     1517.24    1,431.36

Financial services(4)                          898.04         847.21     1086.05     1,024.58      465.74      439.38
                                            ---------      ---------   ---------    ---------   ---------   ---------

TOTAL                                       56,948.68      53,725.18   56,154.60    52,976.04   23,716.72   22,374.26

PERCENTAGE OF TOTAL OPERATING EXPENSES
AND CAPITAL EXPENDITURES

Construction and technical services             16.88%         16.88%      15.43%       15.43%       14.4%       14.4%

Production services                              6.95%          6.95%       6.84%        6.84%       7.22%       7.22%

Commission expense and other charges(3)          0.50%          0.50%       0.43%        0.43%       0.32%       0.32%

------------
Notes:

(1) Denotes revenues derived by the Group in respect of the provision of products and services to the CNPC Group.

(2) Denotes expenditures incurred by the Group in respect of products and services provided by the CNPC Group to the Group.

(3) As disclosed in the Company's annual report, before 5th November 1999, these transactions represent procurement of materials and related services for operations directly related to the Group. With effect from 5th November 1999, CNPC purchased materials on behalf of the Company and charged commission thereon. The commission is calculated at rates ranging from 1% to 5% of the goods purchased.

(4) These figures do not include the principal amounts of loans or deposits, but only include the amounts of interest expense in respect of the loans less the amounts of interest received in respect of the deposits. The amounts of interest expense in respect of the loans in the relevant periods set out in the table amounted to RMB940.36 million, RMB1,111.82 million and RMB478.58 million respectively, and the amounts of interest received in respect of the deposits amounted to RMB42.32 million, RMB25.77 million and RMB12.84 million respectively, in the same periods.


Product and Service Implementation Agreements

It is envisaged that from time to time and as required, individual product and service implementation agreements will be entered into between the relevant service companies and affiliates of the CNPC Group or the Group, as appropriate, providing the relevant products or services and the relevant members of the Group or the CNPC Group, as appropriate, requiring such products or services.

Each product and service implementation agreement will set out the specific products and services requested by the relevant party and any detailed technical and other specifications which may be relevant to those products or services. The product and service implementation agreements may only contain provisions which are in all material respects consistent with the binding principles and guidelines and terms and conditions in accordance with which such products and services are required to be provided as contained in the Comprehensive Products and Service Agreement.

As the product and service implementation agreements are simply further elaborations on the provision of products and services as contemplated by the Comprehensive Products and Service Agreement, as such, they do not constitute new categories of connected transactions.


Land Use Rights Leasing Contract

The Company entered into the Land Use Rights Leasing Contract with CNPC on 10th March 2000 under which CNPC has leased a total of 42,476 parcels of land in connection with and for the purpose of all aspects of the operations and business of the Group covering an aggregate area of approximately 1,145 million square meters, located throughout the PRC, to the Company for a term of 50 years at an annual fee of RMB2,000 million. The total fee payable for the lease of all such property may, after the expiration of 10 years from the date of the Land Use Rights Leasing Contract (5th November 1999), be adjusted (to reflect market conditions prevalent at such time of adjustment, including current market prices, inflation or deflation, as appropriate, and such other pertinent factors as may be reasonably considered in negotiating and agreeing to any such adjustment) by agreement between the Company and CNPC. In addition, any governmental, legal or other administrative taxes and fees required to be paid in connection with the leased properties will be borne by CNPC. However, any additional amount of such taxes payable as a result of changes in the PRC Government policies after the date of the contract shall be shared proportionately on a reasonable basis between CNPC and the Company.

Chesterton Petty Limited, the independent valuer, has reviewed the Land Use Rights Leasing Contract and has confirmed that the current aggregate payment payable by the Company to CNPC is fair and reasonable to the Company.

Buildings Leasing Contract

The Company entered into the Buildings Leasing Contract with CNPC on 10th March 2000 pursuant to which the CNPC Group has leased to the Company a total of 191 buildings covering an aggregate area of 269,770 square meters, located throughout the PRC for use by the Company for its business operation including the exploration, development and production of crude oil, the refining of crude oil and petroleum products, the production and sale of chemicals, etc.

The 191 buildings were leased at a price of RMB145 per square meter per year, that is, at an aggregate annual fee of RMB39,116,650, for a term of 20 years. The Company is responsible for the payment of any governmental, legal or others administrative taxes and maintenance charges required to be paid in connection with these 191 leased buildings. The Buildings Leasing Contract details the particulars of the buildings leased by members of the CNPC Group to the Company.

Members of the CNPC Group which own one or more of the leased buildings will enter into individual building leasing contracts with the Company. The individual building leasing contracts may only contain provisions which are consistent with the terms and conditions of the Buildings Leasing Contract.

One month prior to the end of each financial year, CNPC and the Company shall make and agree upon a rental fee distribution plan setting out specific prices for the buildings according to their geographical locations and conditions.

Chesterton Petty Limited, the independent valuer, has reviewed the Land Use Rights Leasing Contract and has confirmed that the current aggregate payment payable by the Company to CNPC is fair and reasonable to the Company.


Supplemental Buildings Leasing Agreement

Further to the Buildings Leasing Contract mentioned above, the Company entered into a Supplemental Buildings Leasing Agreement (the "Supplemental Buildings Agreement") with CNPC on 26th September 2002 under which CNPC Group agreed to lease another 404 buildings to the Group in connection with and for the purpose of the operation and business of the Group covering an aggregate of approximately 442,730 square meters. Compared to the Buildings Leasing Contract, the increase in the units being leased in the Supplemental Buildings Agreement is mainly attributable to the expansion of the Company's operation mainly in the areas for oil and natural gas exploration, the West-East natural gas pipeline project and the construction of the northeast refineries and chemical operation base.

The annual fee payable under the Supplemental Buildings Agreement amounts to RMB157,439,540. The Company and CNPC will, based on their needs for production and operation or the changes of the market prices of the buildings, adjust the scale and amount of all such buildings under the Buildings Leasing Contract as well as the Supplemental Buildings Agreement every three years. The Supplemental Buildings Agreement will become effective on 1st January 2003 (subject to the conditions set out below) and will expire at the same time as the Buildings Leasing Contract. The terms and conditions of the Buildings Leasing Contract will, to the extent applicable, apply to the Supplemental Buildings Agreement.

The Supplemental Buildings Agreement has been approved by the Board of the Company but its effectiveness is conditional upon the passing of resolutions by the Independent Shareholders approving the Ongoing Connected Transactions.

Chesterton Petty Limited, the independent valuer, has reviewed the Supplemental Buildings Agreement and has confirmed that the rental payable by the Company to CNPC is fair and reasonable to the Company.

The transactions under the Supplemental Buildings Agreement will constitute additional Ongoing Connected Transactions not covered by the Existing Waiver. The Board expects that, in the period up to 31st December 2005, the annual total expenditure of the Company in relation to the buildings leasing under the Buildings Leasing Contract as well as the Supplemental Buildings Agreement will not exceed RMB200 million.


Intellectual Property Licensing Contracts

CNPC and the Company entered into three intellectual property licensing agreements on 10th March 2000, being the Trademark Licensing Contract, the Patent and Know-how Licensing Contract and the Computer Software Licensing Contract. Pursuant to these licensing contracts, CNPC has granted the Company the right to use certain trademarks, patents, know-how and computer software of CNPC at no cost. These intellectual property rights relate to the assets and businesses of CNPC which were transferred to the Company pursuant to the Restructuring.

CNPC retains the right to use the intellectual property, detailed in each of the Trademark Licensing Contract, the Patent and Know-how Licensing Contract and the Computer Software Licensing Contract, including any improvement which the Company makes to the computer software, patents and know-how licensed but subject to CNPC reimbursing the Company on the reasonable costs incurred by the Company in developing such improvements, but such reimbursement obligation does not extend to improvements made to the financial information management software.

The Trademark Licensing Contract is of no fixed term. The Company is licensed to use a number of trademarks of CNPC until the registration of such trademark or trademarks expires and they are no longer protected by law.

The Patent and Know-how Licensing Contract has no fixed term. The Company is licensed to use a number of patents and certain know-how of CNPC until the term of patent rights of such patents expires or such know-how becomes public information, and they are no longer protected by law.

The Computer Software Licensing Contract is for a term of 10 years from the date of the Company's business licence. Upon the expiration of the term, the Company can negotiate with CNPC for an extension.


Contract for the Transfer of Rights under Production Sharing Contracts

CNPC and the Company continue to implement the Contract for the Transfer of Rights under Production Sharing Contracts dated 10th March 2000. Under this contract, CNPC transferred to the Company relevant rights and obligations under 23 production sharing contracts with a number of international oil companies, except for the rights and obligations relating to CNPC's supervisory functions.

The Company does not have the capacity to enter into production sharing contracts directly with foreign oil and gas companies under existing PRC law. Accordingly, CNPC and the Company have agreed under the Undertaking that after signing a production sharing contract, CNPC will, subject to approval of the MOFTEC, assign to the Company all of its commercial and operational rights and obligations under the production sharing contract on the same terms as reflected in the Contract for the Transfer of Rights under Production Sharing Contracts.~Guarantee of Debts Contract.

The Company entered into a Guarantee of Debts Contract with CNPC on 10th March 2000 pursuant to which all of the debts of CNPC relating to assets transferred to the Company in the restructuring were also transferred to, and assumed by, the Company as part of the Company's pre-IPO restructuring.

In the Guarantee of Debts Contract entered into by CNPC and the Company, CNPC has agreed to guarantee certain of the debts of the Company. As of the end of 2001, bank loans guaranteed by CNPC and its subsidiaries amounted to RMB1,697 million.

3.   REASONS FOR AND BENEFITS OF THE ONGOING CONNECTED TRANSACTIONS

     Prior to the Restructuring of CNPC and establishment of the Company, the members of the CNPC Group and the Group operated as an integrated organization which undertook numerous intra-group transactions each year. As a consequence of the Restructuring and upon the listing of the H Shares on the Stock Exchange, a number of transactions which have been entered into and which are to be entered into between the Company and the Group and the CNPC Group, will constitute Ongoing Connected Transactions for the Company and the Group under the Listing Rules.

     The Ongoing Connected Transactions as referred to in the Circular are and will be conducted in the ordinary and usual course of business of the Group. These transactions will continue to be agreed on an arm's length basis with terms that are fair and reasonable to the Company. Due to the long-term relationships between the Group and CNPC Group, the Board considers it to be beneficial to the Company to continue the Ongoing Connected Transactions as these transactions have facilitated and will continue to facilitate the operation of the Group's business.


4.   APPROVAL BY INDEPENDENT SHAREHOLDERS

     As CNPC directly owns an aggregate of approximately 90% of the issued share capital of the Company, transactions between CNPC and the Company constitute connected transactions for the Company under the Listing Rules and are subject to approval from the Independent Shareholders.

     In view of the interests of CNPC, CNPC will abstain from voting in relation to the resolutions approving the Ongoing Connected Transactions. An Independent Board Committee of the Company has been appointed to advise the Independent Shareholders on whether or not the terms of the Ongoing Connected Transactions are in the interest of the Company and are fair and reasonable so far as the Independent Shareholders are concerned. An Independent Financial Advisor, ICEA Capital Limited, has been appointed to advise the Independent Board Committee of the Company regarding the terms of the Ongoing Connected Transactions.


5.   APPLICATION FOR NEW WAIVER

     Under the Listing Rules, the Ongoing Connected Transactions as stated in
     Part 2 above would normally require full disclosure and/or prior Independent Shareholders' approval. However, as such transactions have been, and/or will continue to be carried out in the ordinary and usual course of business and occur on a regular basis on normal commercial terms and on terms that are fair and reasonable so far as the Shareholders are concerned, the Directors considered that it would not be practical to make disclosure or if necessary, obtain Shareholders' approval for each transaction as it arises. Accordingly, the Company has applied to the Stock Exchange to grant a waiver for a period of three years up to 31st December 2005 from the relevant requirements of the Listing Rules in respect of the Ongoing Connected Transactions as described above and matters arising out or in connection with such Ongoing Connected Transactions on the conditions that:

     i. details of the Ongoing Connected Transactions, including the date, the identity of the parties, a brief description of the transactions and their purposes, the consideration, the nature of the parties' relationship and the extent of interest of the connected persons, as set out in the rule 14.25(1)(A) through (D), will be disclosed in the Company's annual report;

     ii. the Company's independent non-executive directors will review annually any continued transactions and confirm in the Company's annual report of the relevant financial year that:

          a. the Ongoing Connected Transactions have been entered into in the ordinary and usual course of the business of the Company;

          b. the Ongoing Connected Transactions have been entered into on terms that are fair and reasonable so far as the Shareholders of the Company are concerned;

          c. the Ongoing Connected Transactions have been entered into on normal commercial terms either (1) in accordance with the terms of the agreements governing such transactions, or (2) (where there is no such agreement) on terms no less favorable than terms available to independent third parties;

          d. where applicable, the Ongoing Connected Transactions have been entered into within the proposed limits stated in condition (iv) below;

     iii. the auditors of the Company will review annually the Ongoing Connected Transactions, details of which shall be set forth in the Company's annual report and accounts and confirm in the Company's next annual report as well as provide the board of Directors with a letter stating that:

          a. the Ongoing Connected Transactions have received approval of the Directors;

          b. the Ongoing Connected Transactions have been conducted in the manner as stated in paragraph (ii) (c) and (d) above;

          For the purpose of the above review by the Company's auditors, CNPC has undertaken to the Company that it will provide the auditors with access to its relevant accounting records;

     iv. in relation to the products and services contemplated under (a) the Comprehensive Products and Services Agreement; and (b) Buildings Leasing Contract and Supplemental Buildings Agreement, the total annual revenue or expenditure in respect of each category of products and services will not exceed the proposed annual limits set out in the following table:

CATEGORY OF PRODUCTS AND SERVICES     ANNUAL LIMIT IN THE EXISTING WAIVER       PROPOSED ANNUAL LIMIT IN THE NEW WAIVER
---------------------------------     -----------------------------------       ---------------------------------------
(i) Products and services to be      12 per cent. of the sales revenue of       10 per cent. of the sales revenue
provided by the Group to the         the Group                                  of the Group
CNPC Group

(ii) Products and services to be
provided by the CNPC Group to
the Group

Construction and technical           27 per cent. of the total operating        20 per cent. of the total operating
services                             expenses and capital expenditure of        expenses and capital expenditure
                                     the Group                                  of the Group

Production services                  10 per cent. of the total operating        Unchanged
                                     expenses and capital expenditure of
                                     the Group

Commission expense and other         8 per cent. of the total operating         2 per cent. of the total operating
charges(1)                           expenses and capital expenditure of        expenses and capital expenditure
                                     the Group                                  of the Group

Social and ancillary service         RMB5,607 million                           RMB5,000 million

CATEGORY OF PRODUCTS AND SERVICES    ANNUAL LIMIT IN THE EXISTING WAIVER          PROPOSED ANNUAL LIMIT IN THE NEW WAIVER
---------------------------------    -----------------------------------          ---------------------------------------
Financial Services

Aggregate of

(i) the average daily
outstanding principal of loans;
and


(ii) the total amount of interest    RMB52,500 million                            Unchanged
paid in respect of these loans

Aggregate of

(i) the average daily amount
of deposits; and

(ii) the total amount of interest    RMB4,500 million                             Unchanged
receipts in respect of these
deposits

Annual rent for buildings paid       RMB39,116,650                                RMB200 million
by the Company to CNPC

----------
Note:

(1) As disclosed in the Company's annual report, before 5th November 1999, these transactions represent procurement of materials and related services for operations directly related to the Group. With effect from 5th November 1999, CNPC purchased materials on behalf of the Company and charged commission thereon. The commission is calculated at rates ranging from 1% to 5% of the goods purchased.

     v. in relation to the products and services contemplated under other agreements including but not limited to the Land Use Rights Leasing Contract and the Intellectual Property Licensing Contracts, the total expenditure in respect of each category of products and services will be the amount specified in the Prospectus.

     vi. the Company's annual report and accounts shall contain a statement that, in the opinion of the Directors, the arrangement has been entered into in the manner as stated in the tables above.


6.   GENERAL

     A circular containing particulars of the Ongoing Connected Transactions, a letter from the Independent Board Committee, an opinion of ICEA Capital Limited, the Independent Financial Adviser, together with a notice to convene the EGM to approve, among other things, the Ongoing Connected Transactions will be issued to the Shareholders as soon as practicable.

7.   DEFINITIONS

     In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

"Board"             The board of Directors of the Company

"Circular"          the circular to be issued by the Company to its shareholders in respect of the New Waiver for the Ongoing Connected
                    Transactions between the Group and the CNPC Group

"CNPC" [CHINESE CHARACTERS] (China National Petroleum Corporation), a state-owned enterprise incorporated under the laws of PRC and where the context refers to any time prior to the establishment of CNPC, those entities and businesses which were contributed to CNPC upon its establishment

"CNPC Group"        CNPC and, following the Restructuring, its subsidiaries and affiliates, excluding the Group

"Company"           [CHINESE CHARACTERS] (PetroChina Company Limited), a joint stock company limited by shares incorporated in the PRC on
                    5th November 1999 under the Company Law of PRC or where the context refers to any time prior to the effective date of
                    Restructuring, those entities and businesses which were
                    contributed to the Company pursuant to the Restructuring

"Director(s)"       director(s) of the Company

"EGM" an extraordinary general meeting of the Company to be held to approve, inter alia, the Ongoing Connected Transactions

"Existing           Waiver"the waiver granted by the Stock Exchange on 7th April
                    2000 to the Company in respect of the Ongoing Connected
                    Transactions between the Group and the CNPC Group, subject to the conditions set out in the waiver as well as a letter from the Stock Exchange dated 13th October 2000 with respect to the change of one of the waiver conditions

"Group"             the Company and its subsidiaries

"HK$"               Hong Kong dollars, the lawful currency of Hong Kong

"Independent        Shareholders other than CNPC
Shareholders"

"Independent        an independent committee of the Board of the Company
Board Committee"    established on 26th September 2002 for the purpose of
                    reviewing the Ongoing Connected Transactions

"IPO" the Initial Public Offering of the Company's H shares in the year 2000

"Listing Rules"     the Rules Governing the Listing of Securities on the Stock
                    Exchange

"New Waiver"        the waiver submitted to the Stock Exchange by the Company
                    applying for the waiver from strict compliance of the
                    Listing Rules in respect of the Ongoing Connected
                    Transactions

"Ongoing            the ongoing connected transactions which are and will
Connected           continue to be entered into between the Group and the CNPC
Transactions"       Group, comprising the connected transactions which were the subject of the Existing Waiver and the additional connected transactions as described in the paragraph headed
                    "Supplemental Buildings Leasing Agreement" of this
                    announcement

"PRC"               the People's Republic of China

"Prospectus"        the prospectus dated 27th March 2000 issued by the Company relating to its IPO and the listing of its H shares on the
                    Stock Exchange

"Restructuring"     the restructuring of the CNPC Group of companies now
                    comprised within the Group and their respective businesses, effective 5th November 1999 and as detailed in the
                    Prospectus

"RMB"               Renminbi, the lawful currency of the PRC

"Shareholder(s)"    the holder(s) of shares of the Company

"Stock Exchange"    The Stock Exchange of Hong Kong Limited

     For the purpose of this announcement, unless otherwise indicated, the exchange rates at HK$1 = RMB$1.06 have been used, where applicable, for purpose of illustration only and not constitute a representation that any amount have been, could have been or may be exchanged.


                                                           By Order of the Board
                                                                  MA FU CAI
                                                                  CHAIRMAN

Beijing, 27th September, 2002